Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2015 - 2011 (In millions except ratio amounts)

	52 Weeks				53 Weeks
	2015	2014	2013	2012	2011

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	1,787	$1,427	$1,551	$2,145	$1,659

50% or less owned Affiliates' interests, net	(20)	(2)	17	(6)	(8)

Interest Expense	159	159	279	181	203

Interest portion of net rent expense	206	219	359	341	314

Earnings available for fixed charges	$2,132	$1,803	$2,206	$2,661	$2,168

Fixed Charges:

Interest Expense	160	$161	$281	$182	$204
Interest portion of net rent expense	206	219	359	341	314

Total fixed charges	$366	$380	$640	$523	$518

Ratio of earnings to fixed charges	5.83	4.74	3.45	5.09	4.19